Eric I Cohen

Senior Vice President, Secretary

and General Counsel

                 Telephone:        (203) 222-5950

 Facsimile:         (203) 227-1647

   E-mail:      ecohen@terex.com

September 20, 2007

Perry J. Hindin

Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, NE

Washington, DC 20540-6010

Re:	Terex Corporation Definitive 14A Filed April 4, 2007, File No. 001-10702

(the “Definitive 14A”)

Dear Mr. Hindin:

I have received a copy of your letter dated August 21, 2007 conveying the comments of the staff of the Securities and Exchange Commission (the “Commission”) on the above-referenced filing. The following sets forth the text of each of the items addressed in your letter and the response of Terex Corporation (“Terex” or the “Company”) with respect to each of such items.

Definitive 14A Filed April 4, 2007

Executive Compensation Philosophy, page 18

Comment:

1.          We note your reference to the compensation committee’s engagement of Hewitt Associates and Sibson Consulting on the top of page 19. Describe the nature and scope of their assignment and the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

Response:

The Company hired Sibson Consulting (“Sibson”) to assist it in two discrete projects relating to executive and director compensation. In the first project, Sibson was asked to provide an

Perry J. Hindin

Securities and Exchange Commission

September 20, 2007

assessment of the competitive pay position for nine of the top senior executives of the Company. The assessment included an analysis of the Company’s use of pay-for-performance and long-term incentive vehicles. This project was conducted over a three month period. In the second project, Sibson was asked to review a report prepared by The Ross Companies (the Committee’s prior outside compensation consultant as indicated in the Definitive 14A with respect to director compensation. Sibson commented on the appropriateness of the recommendations by The Ross Companies and offered suggestions to help create a competitive compensation program for the directors. This project was conducted over a one month period.

In August 2006, the Compensation Committee of the Company’s Board of Directors (the “Committee”) retained Hewitt Associates (“Hewitt”) to assist the Committee in determining the compensation of the Company’s executive officers, including its Chief Executive Officer (“CEO”). Hewitt was not given a narrow list of instructions but rather was engaged to provide the Committee with any and all information and advice that might assist the Committee in performing its duties.

The Company believes its disclosure of the engagement of the compensation consultants as included in the Definitive 14A complies in all material respects with the Securities and Exchange Act of 1934, as amended, and the rules promulgated thereunder. The Company is of the opinion that the details included above would not provide investors with additional material information.

Executive Compensation Program, page 20

Comment:

2.          You indicate that your chief executive officer plays an integral role, in conjunction with the compensation committee, in determining the compensation of the other executive officers of the company. Please discuss more fully his role in determining or recommending the amount or form of executive compensation.

Response:

Under the Company’s performance management system, the CEO annually evaluates each of the Company’s senior executives that report to him. This assessment includes setting goals for the coming year for each senior executive and evaluating the senior executive’s performance against the goals for the prior year. Consistent with the Committee’s charter, the CEO then makes recommendations to the Committee regarding the performance goals and the compensation of the Company’s senior executives.

Perry J. Hindin

Securities and Exchange Commission

September 20, 2007

The Company will discuss more fully the CEO’s role in determining or recommending the amount or form of executive compensation in its applicable future filings.

Annual Bonus, page 21

Comment:

3.          You state on page 22 that 40% of the bonus target for executive officers was based on individual performance which could include all or any combination of personal goals, Terex Business Systems and human resources planning initiatives, and other financial and non-financial measurements. You also state that $1 million of your chief executive officer’s bonus was contingent on his satisfaction of qualitative performance measures in the areas listed at the top of page 23. Please disclose in greater detail these financial and non-financial targets and qualitative performance measures considered by the compensation committee in awarding annual bonuses to each of your named executive officers for your 2006, and to the extent known, 2007 fiscal years. To the extent you believe disclosure of these targets and performance measures is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also disclose how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed targets and qualitative performance measures. General statements regarding the level of difficulty or ease associated with achieving performance goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the targets, please provide as much detail as necessary without providing information that would result in competitive harm.

Response:

The Company listed in its Definitive 14A the general categories reflecting the qualitative portions upon which a senior executive’s bonus is based. The Company went further with respect to its CEO and listed in bulletpoint format each of the categories reflecting the qualitative portion of the CEO’s bonus because the Company felt that this additional disclosure was warranted due to the CEO’s unique position with the Company. The Company did not disclose in greater detail each of the qualitative performance measure targets for the other named executive officers as they differ for each of them. The qualitative bonus calculation for the named executive officers, other than the CEO, is done on a holistic basis in evaluating the goals rather than based upon a rigid formula.

The following table provides a listing of the qualitative performance measures considered by the Committee in awarding the CEO’s 2006 bonus:

Perry J. Hindin

Securities and Exchange Commission

September 20, 2007

Performance Measure	Weighting (%)	Excerpt of Goals
Talent Development, Diversity and Succession Planning	30%	Hire/Promote senior executives as appropriate. Develop written Diversity Strategy. Development of high potential team members.
Financial Controls, Ethics and Information Technology	20%	Strengthen financial controls. Implement online ethics training and new information technology system. Enhance financial and tax staff.
Corporate Operational Initiatives	15%	Implement supply chain purchasing savings initiatives. Train/develop people to enhance the Company’s operating capabilities.
Marketing and Branding	10%	Build marketing capabilities, including enhancing marketing staff, receiving better market share data and developing brand research.
Development of New Markets	10%	The Company is not disclosing these targets as disclosure of this confidential information would result in competitive harm to the Company.
Making Terex a Better Place to Work	5%	Continue to improve team member communication and satisfaction.
Terex Business System	5%	Enhanced training and development for senior and operations leaders. Continue development/implementation of measurement system.
Capital Structure and Transformation	5%	The Company is not disclosing these targets as disclosure of this confidential information would result in competitive harm to the Company.

The following table provides a detailed listing of the qualitative performance measures that will be considered by the Committee in awarding the CEO’s 2007 bonus:

Performance Measure	Weighting (%)	Excerpt of Goals
Talent Development, Diversity and Succession Planning	15%	Develop and diversify talent base. Implement new programs to recruit and retain talent.
Financial Controls, Ethics and Information Technology	15%	Strengthen financial controls and continue to enhance finance and tax staff. Develop future tax strategy plans.
Corporate Operational Initiatives	20%	Enhance supply chain purchasing savings initiatives. Continue to train/develop people to enhance the Company’s operating capabilities.
Corporate Marketing Initiatives	20%	Continue to build marketing capabilities, including analyzing and acting upon market share and research data.
Making Terex a Better Place to Work	10%	Continue to improve team member communication and satisfaction. Increase focus on team member health and safety.

Perry J. Hindin

Securities and Exchange Commission

September 20, 2007

Business Development	10%	The Company is not disclosing these targets as disclosure of this confidential information would result in competitive harm to the Company.
Financial Structure	10%	The Company is not disclosing these targets as disclosure of this confidential information would result in competitive harm to the Company.

The Company is not disclosing the Business Development and Financial/Capital Structure targets for Mr. DeFeo for 2006 and 2007 because such targets involve plans and ideas that have not been disclosed to the marketplace and are not known by the Company’s competitors. Such disclosure would make it more difficult for the Company to achieve such targets and would provide a competitive advantage to the Company’s competitors. In addition, the disclosure of uses of its cash and acquisition or disposition opportunities that the Company has decided not to pursue would place the Company in a competitive disadvantage.

The difficulty in achieving the targeted goals depends on a variety of factors, some of which are in the Company’s control and some of which are not. These targets are established annually in conjunction with setting the business plan of the Company for the coming year. If the Company achieves its business plan objectives for the year, the Company believes the goals are attainable. In 2006, portions of the Development of New Markets target were achieved at a 120% level and other portions were achieved at an 80% level, while the Capital Structure and Transformation target was achieved at a 120% level.

Instruction 1 to Item 402(b) of Regulation S-K states that “the purpose of the Compensation Discussion and Analysis is to provide to investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” The Company does not believe that disclosing in greater detail the qualitative bonus targets for the named executive officers, other than the CEO, is material information that is necessary for such an understanding. With respect to the CEO’s qualitative targets, while the Company does not believe that the level of detail included above is beneficial to investors, the Company will include in its applicable future filings more information with respect to the CEO’s qualitative targets, including the relative weightings of the different qualitative factors.

Comment:

4.          In addition to disclosing these non-financial targets, please also provide a more detailed discussion and analysis of how these various non-financial measures contributed to actual 2006 bonuses for each named executive officer. For example, were certain qualitative performance measures weighted more heavily than others?

Perry J. Hindin

Securities and Exchange Commission

September 20, 2007

Response:

The following table details the qualitative portion of the CEO’s 2006 Annual Incentive Plan bonus amount.

Qualitative Bonus Goal	Qualitative Bonus Amount
Talent Development, Diversity and Succession Planning	$450,000
Financial Controls, Ethics and Information Technology	$100,000
Making Terex a Better Place to Work	$75,000
Corporate Operational Initiatives	$150,000
Marketing and Branding	$125,000
Terex Business System	$50,000
Development of New Markets	$100,000
Capital Structure and Transformation	$75,000
Total	$1,125,000

The qualitative measures accounted for $1,125,000 of the $2,353,000 total 2006 Annual Incentive Plan bonus amount that the CEO earned.

As discussed in our response to Comment 3 above, the qualitative bonus calculation for the named executive officers, other than the CEO, is done on a holistic basis in evaluating the goals rather than based upon a specific formula. The following table shows the total 2006 Annual Incentive Plan bonus payout and details the bonus amount that was earned for the quantitative and qualitative portions of the 2006 Annual Incentive Plan bonus for each of the named executive officers other than the CEO.

Name	Qualitative Bonus	Quantitative Bonus (based upon ROIC measurement)	Total Bonus
Phillip C. Widman	$124,800	$224,640	$349,440
Colin Robertson	$118,125	$354,375	$472,500
Eric I Cohen	$112,964	$169,445	$282,409
Brian J. Henry	$104,904	$157,356	$262,260

The Company will include in its applicable future filings a more detailed discussion and analysis of how the various non-financial measures contributed to actual bonuses paid for a named executive officer.

Comment:

5.          You state that the company’s objective is to provide its executive officers with competitive bonuses that are at or above the median of the benchmark companies and that the compensation committee believes that bonus target percentage ranges for the company’s executive officers are generally within the third quartile of bonus target

Perry J. Hindin

Securities and Exchange Commission

September 20, 2007

percentage ranges for the benchmark companies. Disclose the percentile of bonus target percentages for the benchmark companies represented by the actual bonuses paid for 2006.

Response:

The bonus target percentages for all of the Company’s executive officers, other than the CEO, as compared to the benchmark companies was on average 7.9% above the 50th percentile and 1.4% below the 75th percentile, putting the bonus target percentages generally in the third quartile as disclosed. With respect to the named executive officers specifically, the bonus target percentages for Messrs. Widman, Cohen and Henry were between 3% - 15% below the 50th percentile. Mr. Robertson’s position with the Company was unique and there was no comparable position at the benchmark companies for comparison. The bonus target percentages for 2006 for the CEO for the benchmark companies was a range of 60% - 170%.

The data for the benchmark companies was used (in conjunction with other factors) to help set the target bonus opportunity for each executive officer for the 2006 bonus period. When setting pay opportunities at the beginning of the year, the Committee focused on setting the target bonus opportunity (generally stated as a percentage of base salary) rather than the actual payout. It is this target bonus opportunity that is intended to be generally in the third quartile of the benchmark companies (particularly for the executives other than the CEO). The actual bonus payouts are then a function of the level of achievement of the articulated performance goals and objectives. The following table sets forth bonus target percentage for each of the named executive officers and the actual bonus percentage paid.

Name	Bonus Target Percentage of Base Salary	Bonus Paid Percentage of Base Salary
Ronald M. DeFeo	214%	269%
Phillip C. Widman	60%	84%
Colin Robertson	75%	90%
Eric I Cohen	50%	75%
Brian J. Henry	50%	75%

Long-Term Incentive Compensation, page 23

Comment:

6.          We note in your discussion on page 24 regarding Mr. DeFeo’s restricted stock grant that you have not defined the terms “Machinery Group” or “Diversified Industrial Group.” Please define such terms instead of referring to the agreement in which they are contained.

Perry J. Hindin

Securities and Exchange Commission

September 20, 2007

Response:

The Machinery Group currently includes the following companies: Astec Industries, Inc., Manitowoc, Inc., Caterpillar, Inc., Joy Global, Inc., CNH Global N.V., Deere & Company, Gehl Company and Oshkosh Truck Corporation. In 2006, the Machinery Group consisted of the following companies: Astec Industries, Inc., Manitowoc, Inc., Caterpillar, Inc., Joy Global, Inc. and JLG Industries, Inc. The Diversified Industrial Group includes the following companies: Eaton Corporation, Danaher Corporation, Ingersoll-Rand Co., Ltd., Illinois Tool Works, Inc. and Dover Corporation.

The Company will define the “Machinery Group” and “Diversified Industrial Group” in its applicable future filings.

Summary Compensation Table, page 28

Comment:

7.          The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note the disparity between your chief executive officer’s compensation and that of the other named executive officers. For example, we note that the chief executive officer’s bonus target is two times his base salary as compared to the other named executive officers whose bonus targets range from 50% - 100% of his base salary. We also refer you to the chief executive officer’s stock award noted in the summary compensation table. In addition, you indicate on page 32 that the chief executive officer has an employment agreement that extends through December 31, 2012 whereas each of the other named executive officers are strictly at will employees. Please provide a more detailed discussion of how and why your chief executive officer’s compensation and employment status differs from that of the other named executive officers.

Response:

As is the case with many companies, the Company relies more heavily on the management and leadership skills of its Chairman of the Board and Chief Executive Officer than that of its other named executive officers. Mr. DeFeo has been with the Company since 1992, has been Chief Executive Officer since 1995 and Chairman since 1998, and has overseen the transformation of Terex during that time. In addition, under Mr. DeFeo’s leadership during the five year period from 2002 - 2006, the Company’s market capitalization grew from approximately $650 million to approximately $6.6 billion, which represents an approximate ten-fold increase in market capitalization. Further, the Company’s

Perry J. Hindin

Securities and Exchange Commission

September 20, 2007

stockholder equity grew during this five year period from $726.9 million to $1,751.0 million, an increase of over 140 percent. As a result, Mr. DeFeo received a significantly greater amount of compensation than the other named executive officers.

It is generally the Company’s policy not to enter into employment contracts unless it is legally required or customary to do so in a particular country. However, the Board of Directors has determined that maintaining Mr. DeFeo’s services is important to the long-term strategy of the Company and that the loss of Mr. DeFeo’s services could have a significant, negative impact on the Company’s business. Therefore, the Company feels it is prudent to have an employment agreement with Mr. DeFeo, which expires on December 31, 2012. The Company relies on the management and leadership skills of its other named executive officers, but not to the same extent that it relies on Mr. DeFeo, and accordingly these executives are not bound by employment agreements.

Comment:

8.          In footnote 1 to this table you refer the reader to your Form 10-K for a detailed description of the assumptions that you used in determining the grant date fair value of your stock and option awards. With respect to the amounts listed in the stock awards and option awards columns, disclose by footnote the assumptions made in determining the dollar amounts recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R. See the Instruction to 402(c)(2)(v) and (vi).

Response:

In its applicable future filings, with respect to the amounts listed in the stock awards and option awards columns, the Company will disclose by footnote the assumptions made in determining the dollar amounts recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R. For our Definitive 14A the Company would have referred the reader to Note R – “Stockholder’s Equity” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.

Comment:

9.          Identify and quantify by footnote the separate amounts attributable to the change in pension value and nonqualified deferred compensation earnings. We refer you to your disclosure in footnote 1 to the nonqualified deferred compensation table on page 40. See Instruction 3 to Item 402(c)(2)(viii) of Regulation S-K.

Response:

In its applicable future filings, the Company will identify and quantify by footnote the separate amounts attributable to the change in pension value and nonqualified deferred compensation earnings.

Perry J. Hindin

Securities and Exchange Commission

September 20, 2007

Comment:

10.        We note the perquisites table included in footnote 4 and your discussion of the amounts listed in the “Other” column. You indicate that the amounts shown in this column for Messrs. DeFeo, Widman, Robertson and Henry were “primarily for” a specific personal benefit. Such disclosure does not appear to fully comply with the requirements of Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K. Please identify by type each personal benefit comprising the “Other” column for the relevant named executive officers, and to the extent such personal benefits included in this column exceeded the greater of $25,000 or 10% of the total amount of perquisites for that officer, then each perquisite must be quantified and disclosed in a footnote.

Response:

The amount listed in the “Other” column for Mr. DeFeo was $96,874. Of this amount, $95,478 was for reimbursement of insurance premiums. The remaining $1,396 was related to travel expenses incurred by Mr. DeFeo’s wife while accompanying him on business travel.

The amount listed in the “Other” column for Mr. Widman was $45,735. Of this amount, $28,344 was for payment of a housing allowance and $17,391 was for payment of a reward trip.

The amount listed in the “Other” column for Mr. Robertson was $245,380. Of this amount, $230,486 was for payment of a housing allowance and relocation costs, $7,483 was for payment of airfare for Mr. Robertson’s children and $7,411 was for a pension tax gross up payment.

The amount listed in the “Other” column for Mr. Henry was $24,830. Of this amount, $23,511 was a matching contribution to the Company’s Deferred Compensation Plan and $870 was for an award in recognition of Mr. Henry’s 15 years of service with the Company.

In its applicable future filings, the Company will identify and quantify any personal benefits included in the “Other” column that exceeds the greater of $25,000 or 10% of the total amount of perquisites for that officer.

Perry J. Hindin

Securities and Exchange Commission

September 20, 2007

Comment:

11.        In addition, with respect to each of these items for which footnote quantification is required pursuant to Instruction 4 to Item 402 (c)(2)(ix) of Regulation S-K, describe in the footnote your methodology for computing the aggregate incremental cost to you. See Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Response:

The aggregate incremental cost to the Company is computed as the actual out-of-pocket cost to the Company of supplying such perquisite. For example, the amount listed under the Company Car column is the amount that the Company paid to a third party as a result of providing a company car to the named executive officer. In its applicable future filings, the Company will describe its methodology for computing the aggregate incremental cost to the Company.

Potential Payments Upon Termination or Change in Control, page 41

Comment:

12.        Identify and quantify, to the extent applicable, the individual benefits and perquisites listed in each of the tables included in this section. See Instruction 2 to Item 402(j) and Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Response:

As stated in the table listed on page 42 of the Company’s Proxy Statement, the estimated value of benefits and perquisites that Mr. DeFeo would be entitled to receive is $300,000. This amount consists of the following benefits and perquisites in an amount of $10,000 or greater: company car ($60,000); club memberships ($25,000); disability premiums ($20,000); and life insurance premiums ($180,000).

As stated in the table listed on page 43 of the Company’s Proxy Statement, the estimated value of benefits and perquisites that Mr. Widman would be entitled to receive is $100,000. This amount consists of the following benefits and perquisites in an amount of $10,000 or greater: company car ($60,000); disability premiums ($15,000); and life insurance premiums ($20,000).

As stated in the table listed on page 44 of the Company’s Proxy Statement, the estimated value of benefits and perquisites that Mr. Robertson would be entitled to receive is $65,000. This amount consists of the following benefits and perquisites in an amount of $10,000 or greater: company car ($60,000).

Perry J. Hindin

Securities and Exchange Commission

September 20, 2007

As stated in the table listed on page 45 of the Company’s Proxy Statement, the estimated value of benefits and perquisites that Mr. Cohen would be entitled to receive is $112,000. This amount consists of the following benefits and perquisites in an amount of $10,000 or greater: company car ($45,000); club memberships ($35,000); and disability premiums ($20,000).

As stated in the table listed on page 46 of the Company’s Proxy Statement, the estimated value of benefits and perquisites that Mr. Henry would be entitled to receive is $105,000. This amount consists of the following benefits and perquisites in an amount of $10,000 or greater: company car ($50,000); club memberships ($20,000); disability premiums ($10,000); and life insurance premiums ($15,000).

In its applicable future filings, the Company will identify and quantify, to the extent required, the personal benefits and perquisites listed in each of the tables included in this section.

Director Compensation, page 47

Comment:

13.        Similar to your summary compensation table, include a footnote describing all assumptions made in the valuation of the option awards granted to your directors by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K. See the Instruction to Item 402(k) of Regulation S-K, indicating that the Instruction to 402(c)(2)(v) and (vi) applies equally to Item 402(k).

Response:

In its future applicable filings, with respect to the amounts listed in the option awards columns, the Company will disclose by footnote the assumptions made in determining the dollar amounts recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R. For our Definitive 14A, the Company would have referred the reader to Note R – “Stockholder’s Equity” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.

Further, the Company acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Perry J. Hindin

Securities and Exchange Commission

September 20, 2007

If we can be of any further assistance with respect to this matter, please do not hesitate to contact me.

Very truly yours,

/s/ Eric I Cohen

cc:	Ronald M. DeFeo